

EAGLE POINT CREDIT COMPANY

APRIL 2023

Filed pursuant to Rule 497(a)
File No. 333-237586
Rule 482ad

ECC
LISTED
NYSE

Common Stock Data as of 4/30/23[1]

Total Net Asset Value (est.)	$517.8 million
Net Asset Value per share (est.)	$8.83 – 8.93
Closing Price per share	$11.40
Premium / Discount[2]	28.38%
Total Market Capitalization[3]	$888.2 million

NYSE Symbols

Common Stock	ECC
Series C 6.50% Preferred Stock Due 2031	ECCC
Series D 6.75% Preferred Stock	ECC PRD
Series 2028 6.6875% Notes	ECCX
Series 2031 6.75% Notes	ECCW
Series 2029 5.375% Notes	ECCV

Net Performance versus Selected Indices[4]

| | April 2023 | YTD | Annualized Total Return | | | | Cumulative |
			1 year	3 year	5 Year	Since Inception	Since Inception
ECC	**3.57%**	**24.83%**	**9.66%**	**42.46%**	**6.34%**	**8.66%**	**103.67%**
CS Leveraged Loan Index	0.95%	4.09%	2.91%	7.21%	3.64%	3.88%	38.55%
ICE BofA US High Yield Index	0.97%	4.72%	1.04%	4.87%	3.12%	3.80%	37.63%
S&P BDC Index	0.89%	6.17%	-2.27%	22.33%	7.68%	6.13%	66.49%

Performance, which is as of April 30, 2023, represents past performance. **Past performance is not indicative of, or a guarantee of, future performance.** Total return is based on ECC's closing stock price during the applicable period and assumes that any dividends or distributions are reinvested on the applicable payment dates at prices obtained by the Company's dividend reinvestment plan. Future results may vary and may be higher or lower than the data shown. ECC's inception date is October 7, 2014.

Summary of Underlying Portfolio Characteristics[5]

Number of Unique Underlying Loan Obligors	1,860
Largest Exposure to an Individual Obligor	0.93%
Average Individual Loan Obligor Exposure	0.05%
Top 10 Loan Obligors Exposure	6.32%
Currency: USD Exposure	98.14%
Aggregate Indirect Exposure to Senior Secured Loans[6]	96.20%
Weighted Average Junior OC Cushion	4.74%
Weighted Average Market Value of Loan Collateral	93.93%
Weighted Average Stated Loan Spread	3.67%
Weighted Average Loan Rating[7]	B+/B
Weighted Average Loan Maturity	4.6 years
Weighted Average Remaining CLO Reinvestment Period	2.9 years

Summary of Portfolio of Investments and Cash[1]



- Cash 6.1%
- Other 4.9%
- Loan Accumulation Facilities 4.4%
- CLO Debt 6.6%
- CLO Equity 78.0%

Cash: $45.2 million[1]

Top 10 Underlying Obligors[5]

Obligor	% Total
Cablevision	0.9%
Mcafee	0.8%
Asurion	0.8%
Numericable	0.6%
Athenahealth	0.6%
Medline Industries	0.6%
Virgin Media Investment Holdings	0.5%
Blackstone Mortgage Trust	0.5%
Transdigm	0.5%
Univision Communications	0.5%
Total	**6.3%**

Top 10 Industries of Underlying Obligors[5,8]

Industry	% Total
Technology	11.4%
Health Care	9.7%
Publishing	7.4%
Financial Intermediaries	5.8%
Diversified/Conglomerate Service	5.4%
Lodging & Casinos	4.7%
Telecommunications	4.6%
Commercial Services & Supplies	4.5%
Building & Development	4.1%
Diversified Insurance	3.9%
Total	**61.5%**

Diversification by Geography of Underlying Obligors[5]

Country	% Total
United States	91.6%
Canada	1.8%
United Kingdom	1.8%
Luxembourg	1.4%
Netherlands	1.1%
France	0.8%
Germany	0.5%
Ireland	0.2%
Other	0.7%
Total	**100.0%**

Diversification by Credit Type of Underlying Obligors[5]

Credit Type	% Total
First Lien	96.2%
Second Lien	1.3%
Senior Secured Bond	1.2%
Senior Unsecured Bond	1.1%
Unsecured Loan	0.2%
Total	**100.0%**


Rating Distribution of Underlying Obligors[5,7]



Maturity Distribution of Underlying Obligors[5]



Price Distribution of Underlying Obligors[5]



Stated Spread Distribution of Underlying Obligors[5]



Notes

Note: Amounts shown in this report are rounded and therefore totals may not foot.

1. The Company determines its net asset value on a quarterly basis. The net asset value and net asset value per share shown herein (A) are unaudited and estimated by management, (B) are shown for informational purposes only, and (C) are as of the date noted above. Estimates with respect to a calendar quarter end are subject to revision when the Company determines its quarterly net asset value. The net asset value of the Company is calculated as the sum of the value of the Company's portfolio, any cash or cash equivalents held by the Company and the Company's other assets less the Company's liabilities. Net asset value per share is determined by dividing the net asset value of the Company by the number of shares of the Company's common stock outstanding as of the date shown above. The summary of portfolio investments and cash shown is based on the estimated market value of the underlying positions and cash net of pending trade settlements as of April 30, 2023.

2. Premium/discount is calculated to the midpoint of management's unaudited and estimated range of the net asset value per share. Premium/discount for periods after April 30, 2023 will vary based on stock price performance and Company performance.

3. Combined market capitalization of ECC, ECCC, ECC PRD, ECCV, ECCW, and ECCX as of April 28, 2023 closing price. Market capitalization for periods after April 30, 2023 will vary based on stock price performance.

4. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. The indices shown herein have not been selected to represent a benchmark for a strategy's performance, but are instead disclosed to allow for comparison of the Company's returns to that of known, recognized and/or similar indices. The Credit Suisse ("CS") Leveraged Loan Index tracks the investable universe of the US-denominated leveraged loan market. The ICE BofA US High Yield Index tracks the performance of high-yield securities traded in the U.S. bond market. The S&P BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the NYSE or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders.

5. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity held by the Company as of April 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to April 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, April 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of April 30, 2023 and this data may not be representative of current or future holdings. Information shown is weighted based on the market value of CLO equity investments held by the Company as of April 30, 2023. Overcollateralization ("OC") refers to the fact that the value of the assets (i.e., broadly syndicated US loans) underlying a CLO exceeds the principal due on the liabilities (i.e., CLO debt securities) required to be repaid.

6. We obtain our exposure in underlying senior secured loans indirectly through our CLO equity investments.

7. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity portfolio.

8. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

Past performance is not indicative of, or a guarantee of, future performance. Please review the important information and notes on pages 2 and 3.

2


Important Information